SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Emmis Communications Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

291525103

(CUSIP Number)

Jim Plohg Smith Management LLC Alden Global Capital 885 Third Avenue New York, NY 10022 (212) 888-7219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 291525103
1.	Names of Reporting Persons. Alden Global Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,319,878.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,319,878.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,319,878.28
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.13% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The calculation of the foregoing percentage is based on (i) 33,510,830 shares of Class A Common Stock of the Issuer outstanding as of January 6, 2011, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2011 and (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons.

1.	Names of Reporting Persons. Alden Global Distressed Opportunities Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,319,878.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,319,878.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,319,878.28
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.13% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The calculation of the foregoing percentage is based on (i) 33,510,830 shares of Class A Common Stock of the Issuer outstanding as of January 6, 2011, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2011 and (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons.

1.	Names of Reporting Persons. Smith Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,319,878.28
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,319,878.28
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,319,878.28
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.13% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The calculation of the foregoing percentage is based on (i) 33,510,830 shares of Class A Common Stock of the Issuer outstanding as of January 6, 2011, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2011 and (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons.

Amendment No. 9 to Schedule 13D

This Amendment No. 9 to Schedule 13D is being filed by Alden Global Capital Limited (the “Investment Manager”), Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”), and Smith Management LLC (“Smith” and, together with Alden and the Investment Manager, the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on April 27, 2010 and amended on May 24, May 27, June 23, July 6, September 9, September 27, November 12, and November 16, 2010 by the Reporting Persons is hereby amended and supplemented as set forth below in this Amendment No. 9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission, as amended.

Item 4.	Purpose of the Transaction.

The disclosure in Item 4 is hereby amended to add the following:

On February 3, 2011, the Reporting Person, acting through counsel, sent the following letter to the Board of Directors of Emmis Communications Corporation:

February 3, 2011

Emmis Communications Corporation One Emmis Plaza 40 Monument Circle, Suite 700 Indianapolis, Indiana 46204	VIA FEDERAL EXPRESS

Attention: Board of Directors of Emmis Communications Corporation

Re:	Demand To Terminate and Rescind Illegal and Prohibited Loan Transaction

To the Board of Directors of Emmis Communications Corporation (“Emmis”)

(Distribution list attached):

We represent Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”), which owns Class A Common Stock and other securities issued by Emmis. From your 8-K filed on December 27, 2010, Alden learned that the Board of Directors (the “Board”), during a time at which Emmis is experiencing extreme financial distress, unanimously determined to loan $200,000 (the “Loan”) to a company owned and controlled by Emmis’ founder, CEO and Chairman, Jeff Smulyan, in order to fund litigation for Mr. Smulyan’s benefit. Alden strongly objects to your decision to place valuable corporate assets at risk in order to fund spurious claims through Mr. Smulyan’s personal litigation vehicle, JS Acquisition, LLC.

Despite the Board’s characterization of the Loan in the Company’s December 27 8-K as an “investment,” the Loan was obviously structured in a thinly veiled effort to disguise an illegal personal loan to Mr. Smulyan in violation of Section 402 of the Sarbanes-Oxley Act. No court will be persuaded by your attempt to evade Section 402 simply by calling the Board’s extension of credit to Mr. Smulyan an “investment” rather than a loan nor by your funneling of the Loan through Mr. Smulyan’s wholly-owned company, JS Acquisition. The Loan clearly violates both the letter of Section 402 and the fundamental policy underlying its enactment – preventing executives of public corporations from exploiting their control relationships with the board of directors and the company in order to make the company into the lender of last resort for its executives.

Moreover, the Loan to JS Acquisition clearly stands as evidence of the Board’s violation of its disclosure obligations under the Securities Act of 1934. All funds advanced to Mr. Smulyan’s company under the Loan are plainly “compensation” that must be disclosed. We searched Emmis’ public disclosures in vain for rationale justifying handing Mr. Smulyan a hidden bonus for use in pursuing dubious claims against one of Emmis’ most significant shareholders.

Additionally, the Loan violates the Board’s fiduciary duties of loyalty and care by sanctioning Mr. Smulyan’s self-dealing. As we are certain you have been advised, the Board members lose the shield of the business judgment rule when they endorse a transaction with fellow Board member(s) that the Board cannot prove is entirely fair, both as to process and substance. To be blunt, if this is such a good and fair “investment,” why didn’t some savvy investor, including one of the prolific companies who exist to professionally evaluate and fund litigation, step forward to make the “investment”? The answer to this question points squarely to a “sweetheart” deal that Mr. Smulyan could secure only from a Board he controls. The self-dealing is blatant and unconscionable.

The Loan to Mr. Smulyan’s company is a grossly inappropriate use of Emmis’ corporate funds, constitutes a self-dealing transaction that puts Emmis’ precious capital at incredible risk, cannot meet any measure of fairness to Emmis or its shareholders, violates the fiduciary duties of loyalty and care owed by each member of the Board and is illegal under applicable federal and state laws. The already improper Loan is made more egregious considering the recent reports that Emmis believes “it is unlikely it will be able to maintain compliance with [its] financial covenants after September 1, 2011,” and that the Company cannot ensure that it will have sufficient cash on hand after the end of February. Given the apparently dire financial situation Emmis faces, the Board’s decision to loan an insider a portion of the Company’s remaining cash, which at the very best will not be recovered until the end of protracted litigation, has subjected the Company to imminent injury beyond just the loss of the illegally loaned funds.

Accordingly, we hereby demand, on behalf of Emmis and its shareholders, that the Board immediately take any and all necessary steps to (i) rescind and revoke the Loan; (ii) recover any proceeds of the Loan that may have been distributed to JS Acquisition; (iii) require that Mr. Smulyan and any member of the Board who voted in favor of the Loan immediately reimburse Emmis for all attorneys’ fees and costs incurred in pursuing, implementing, announcing and rescinding the self-interested Loan, including the repayment of all Board fees paid for meetings associated with the Loan transaction and its rescission; and (iv) make all public disclosures that may be necessary in connection with the rescission and termination. This is a formal demand on behalf of Emmis and its shareholders for immediate action, absent which, it is clear that Emmis faces an impending, immediate and real prospect for suffering irreparable harm for which there will be no adequate remedy at law. If the Loan is not rescinded by close of business February 11, 2011, Alden will pursue all available legal remedies, including, without limitation, filing suit on behalf of Emmis for temporary and permanent injunctive relief, recovery of the Loan proceeds and damages, declaratory relief, attorneys’ fees, costs, and expenses.

We look forward to the Board’s immediate action and response.

Very truly yours,

Michael A. Swartzendruber

MAS/jh

cc:	Scott Enright, General Counsel

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended November 30, 2010, filed on January 11, 2010, as of January 6, 2010, there were 33,510,830 shares of Class A Common Stock outstanding. Based on the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 3,319,878.28 shares of Class A Common Stock (consisting of the 482,800 shares of Class A Common Stock that the Reporting Persons hold and the 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible), representing approximately 9.13% of the Class A Common Stock outstanding and taking into account 2,837,078.28 shares of Class A Common Stock that would be issued upon the conversion of the Preferred Stock.

In addition, the Reporting Persons currently have contractual arrangements with regard to cash-settled swaps representing economic exposure to approximately 198,835 shares of Class A Common Stock, or 0.59% of the shares of Class A Common Stock outstanding. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Alden Global Capital Limited acts as the investment manager and Smith Management LLC acts as a service provider to Alden Global Capital Limited and Alden Global Distressed Opportunities Master Fund, L.P. Each of Smith Management LLC and Alden Global Capital Limited may be deemed to beneficially own the securities held by Alden Global Distressed Opportunities Master Fund, L.P.

As of the date hereof, none of the Reporting Persons owns any shares of Class A Common Stock, other than the shares reported in this Schedule 13D.

(c) Each of the Reporting Persons reports that during the past sixty days, Alden has effected the following sales of shares of Class A Common Shares in open market transactions:

Security	Date	Purchase/Sale	No. of Shares	Average Price/Share
Class A Common Stock	11/16/2010	Sale	12,000	$0.63
Class A Common Stock	11/17/2010	Sale	1,200	$0.63

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2011

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
	Name:	Bruce Schnelwar
	Title:	Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President